EXHIBIT 99.1

North American Construction Group Ltd. Announces Regular Quarterly Dividend

ACHESON, Alberta, Feb. 21, 2024 (GLOBE NEWSWIRE) -- On February 20, 2024, the North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) Board of Directors declared a regular quarterly dividend (the "Dividend") of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on March 8, 2024. The Dividend will be paid on April 5, 2024, and is an eligible dividend for Canadian income tax purposes.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca